

July 23, 2007

By facsimile to (212) 735-2000 and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

Re: Pzena Investment Management, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed July 10, 2007
File No. 333-143660

Dear Mr. Palladino:

Inadvertently, we omitted the comment below from our letter earlier today.

1. Provide us a copy of the executed amendment to your operating agreement. We note that you intend to file as exhibit 10.1 "Form of Amended and Restated Operating Agreement of Pzena Investment Management, LLC."

Closing

File an amendment to the registration statement in response to the comments. To expedite our review, Pzena may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Pzena thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Pzena and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Pzena requests acceleration of the registration statement's effectiveness, Pzena should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Pzena from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Pzena may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Pzena provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Scott Watkinson, Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
        Ralph Arditi, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, NY 10036

        Vincent Pagano Jr., Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017